Phone:	(212) 885-5434
Fax:	(917) 332-3837
Email:	RPaulBlankRome.com

July 27, 2016
FILED VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C.  20549
Attention:  Laura J. Riegel
Re:	Special Opportunities Fund, Inc.
(File No: 812-14254 and Accession No. 0000894189-13-006949)

Dear Ms. Riegel:
On December 23, 2013, Special Opportunities Fund, Inc., Special Opportunities Global Fund, Inc. and Bulldog Investors, LLC (collectively the “Applicants”) filed an application (the “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), requesting an exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) thereof, pursuant to Section 17(b) of the Act requesting an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder requesting approval of certain affiliate transactions.

After discussing the Application with the Staff of the Commission, we are writing on behalf of the Applicants to respectfully request that the Commission consent to the withdrawal of the Application, and that the Commission take no further action with respect thereto.

If you have any questions with respect to this matter, please contact me at (212) 885-5434.

Very truly yours,

/s/ Rustin Paul

Rustin Paul